Filed by AIR Holdings Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: AIR Limited

Cantor Equity Partners III, Inc., Commission File No. 001-42716

Date: March 31, 2026

As previously disclosed, on November 7, 2025, Cantor Equity Partners III, Inc. (“CAEP”), a Cayman Islands exempted company, and AIR Limited, a private limited company incorporated under the laws of Jersey (“AIR”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with AIR Holdings Limited, a private limited company incorporated under the laws of Jersey (“Pubco”), Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company (“Cayman Merger Sub”), and Genesis Jersey Merger Sub Limited, a private limited company incorporated under the laws of Jersey (“Jersey Merger Sub”).

On March 30, 2026, AIR Limited issued the following press release announcing the public filing of Form F-4 with the U.S. Securities and Exchange Commission.

AIR and Cantor Equity Partners III Announce Public Filing of Form F-4 Ahead of Planned Merger and Nasdaq Listing

Global hookah innovator continues to deliver strong results with approximately $400 million revenue, $47 million profit for the year and $140 million in adjusted EBITDA in FY 2025

DUBAI, United Arab Emirates – March 27, 2026 – AIR Limited (“AIR” or the “Company”), the global leader in hookah and pioneer in advanced inhalation technologies, and Cantor Equity Partners III, Inc. (Nasdaq: CAEP) (“CAEP”), a special purpose acquisition company sponsored by an affiliate of Cantor Fitzgerald, today announced the filing of a Registration Statement on Form F-4 (the “F-4”) by the Company and AIR Holdings Limited with the U.S. Securities and Exchange Commission (“SEC”) in connection with the previously announced proposed business combination.

“The filing of the F-4 is an important milestone as we take another step closer to becoming a public company,” said Stuart Brazier, CEO of AIR. “We’re continuing to perform well and execute our business strategy, and we are optimistic about the rising popularity of hookah globally and especially in the U.S. With Al Fakher, our flagship brand and the largest hookah brand in the world, along with our other research-based products and world-class management team, we look forward to the strong capital foundation, financial flexibility and institutional credibility we expect from becoming publicly listed in the U.S.”

As the transaction progresses, AIR’s business remains on a growth trajectory. For the year ending Dec. 31, 2025, AIR’s revenue increased approximately 6% to $400M from $377M the previous year. For the same period, AIR's profit for the year was $47 million and $34 million for the years ended December 31, 2025 and 2024, respectively. For the same period, AIR’s adjusted EBITDA (with profit for the year as the closest IFRS measure) also improved 7% to $139M from $130M.

Background Information on AIR’s Business Combination

On Nov. 7, 2025, AIR and CAEP, a special purpose acquisition company sponsored by an affiliate of Cantor Fitzgerald, announced that they entered into a definitive business combination agreement for a proposed business combination (the “Proposed Business Combination”) that, upon closing, will result in the combined company AIR Global PLC (“AIR Global”) becoming publicly listed on the Nasdaq in the United States under the ticker symbol “AIIR.”

The transaction is expected to be completed in the first half of 2026, subject to regulatory approvals and other customary conditions.

Additional information about the Proposed Business Combination, including a copy of the Business Combination Agreement, are available in a Current Report on Form 8-K filed by CAEP with the SEC and available at www.sec.gov.

About AIR

Launched in 1999 and headquartered in Dubai, AIR is a global innovation leader in social inhalation, with a multinational presence in over 90 markets worldwide. Its portfolio of companies and assets includes Al Fakher, the world’s leading hookah brand; Hookah.com, North America’s number one B2B e-commerce platform for hookah and shisha by market share; and OOKA, a highly innovative charcoal-free shisha device, among others. AIR’s science program, conducted in partnership with independent accredited laboratories, enables the development of innovative products that combine centuries of tradition with cutting-edge technology to minimize harm and maximize enjoyment for millions around the world.

For more information, please visit https://air.global/.

About Cantor Equity Partners III, Inc.

Cantor Equity Partners III, Inc. (Nasdaq: CAEP) is a special purpose acquisition company sponsored by an affiliate of Cantor Fitzgerald and led by Chairman and Chief Executive Officer Brandon Lutnick. Cantor Equity Partners III, Inc. was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

About Cantor Fitzgerald, L.P.

Cantor Fitzgerald, with nearly 16,000 employees, is a leading global financial services and real estate services holding company and a proven and resilient leader for more than 81 years. Its diverse group of global companies provides a wide range of products and services, including investment banking, asset and investment management, capital markets, prime services, research, digital assets, data, financial and commodities brokerage, trade execution, clearing, settlement, advisory, financial technology, custodial, commercial real estate advisory and servicing, and more.

Forward-Looking Statements

This press release contains “forward-looking statements,” within the meaning of U.S. federal securities laws. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,”

“project,” “should,” “strategy,” “will,” “will be,” “will continue,” “will likely result,” “would” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to, among other things, the anticipated timing and completion of the Proposed Business Combination; AIR Global’s proposed Nasdaq listing; the ability to satisfy closing conditions, obtain required shareholder and regulatory approvals, and meet applicable listing standards; the expected structure of the Proposed Business Combination and potential adjustments thereto; anticipated benefits of the Proposed Business Combination to AIR, CAEP and AIR Global; AIR’s growth strategy, market expansion plans, product innovation pipeline and commercialization efforts (including with respect to OOKA and other new technologies); partnerships and go-to-market initiatives; and market size, share and adoption trends. These statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause AIR Global’s or AIR’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in this press release, including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination (including as a result of a termination of the Business Combination Agreement and/or any related agreements between the relevant parties); the outcome of any legal proceedings that may be instituted against AIR Global, CAEP or AIR, any of their subsidiaries or others following the announcement of the Proposed Business Combination; the inability to complete the Proposed Business Combination due to the failure to obtain the necessary shareholder approvals or to satisfy other conditions to closing; changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations; the decision by the SEC to deem effective the F-4; the ability to meet the Nasdaq Stock Market listing standards upon closing of the Proposed Business Combination and admission of AIR Global for trading on the Nasdaq Stock Market; the risk that the Proposed Business Combination disrupts current plans and operations of AIR as a result of the announcement and consummation of the Proposed Business Combination; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of AIR to grow, retain its management and key employees; costs related to the Proposed Business Combination; changes in applicable laws or regulations; and other risks and uncertainties expected to be set forth in the F-4. Forward-looking statements are inherently subject to risks and uncertainties, many of which AIR, CAEP and AIR Global cannot predict with accuracy and some of which neither AIR, CAEP nor AIR Global might even anticipate. The forward-looking statements contained in this press release speak only as of the date of this release. Readers are cautioned not to put undue reliance on forward-looking statements, and AIR, CAEP and AIR Global do not assume any obligation to and do not intend to publicly update any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events, except as required by U.S. federal securities laws. The inclusion of any statement in this communication does not constitute an admission by CAEP, AIR or AIR Global or any other person that the events or circumstances described in such statement are material.

No assurances can be made that the parties will successfully close the Proposed Business Combination or close the Proposed Business Combination on the timeframe currently contemplated. The Proposed Business Combination is subject to the filing with the SEC, and effectiveness, of the F-4, as well as other regulatory approvals and customary conditions to closing.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of CAEP dated as of June 25, 2025 and filed by CAEP with the SEC on June 26, 2025, CAEP’s Quarterly Reports on Form 10-Q, CAEP’s Annual Report on Form 10-K and the F-4 filed by AIR Global and AIR and the proxy statement/prospectus contained therein, and other documents filed by CAEP and AIR Global from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that CAEP, AIR and AIR Global do not presently know or that CAEP, AIR and AIR Global currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Important Information for Investors and Shareholders

AIR Global and AIR filed an F-4 registration statement with the SEC on March [27], 2026 (the “F-4”), which contains a preliminary proxy statement of CAEP and a prospectus of AIR Global in connection with the Proposed Business Combination. The definitive proxy statement and other relevant documents will be mailed to shareholders of CAEP as of a record date to be established for voting on the Proposed Business Combination. SHAREHOLDERS OF CAEP AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH CAEP’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CAEP, AIR, AIR GLOBAL AND THE PROPOSED BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the F-4 and the final proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to Cantor Equity Partners III, Inc., 110 East 59th Street, New York, NY 10022, email: CantorEquityPartners@cantor.com and to AIR Global, Festival Office Tower, Dubai Festival City, 7th Floor, Dubai, United Arab Emirates, email: investor@air.global.

Participants in the Solicitation

CAEP, AIR, AIR Global and their respective directors and executive officers and certain of their shareholders may be deemed under SEC rules to be participants in the solicitation of proxies of CAEP shareholders in connection with the Proposed Business Combination. A list of the names of such persons, and information regarding their interests in the Proposed Business Combination and their ownership of CAEP’s securities are contained in the F-4 as well as CAEP’s filings with the SEC, including CAEP’s prospectus filed on June 26, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from CAEP’s shareholders in connection with the Proposed Business Combination, including the names and interests of CAEP’s, AIR Global’s and AIR’s directors and executive officers, are set forth in the preliminary proxy statement/prospectus contained in the F-4. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This press release and the information contained herein are for informational purposes only and shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Proposed Business Combination or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Use of Non-IFRS Financial Measures

This press release includes Adjusted EBITDA, which is a financial measure not presented in accordance with the International Financial Reporting Standards as promulgated by the International Standards Accounting Board (“IFRS”) and may be different from Adjusted EBITDA used by other companies. AIR defines Adjusted EBITDA as earnings before interest, taxes, depreciation, and amortization and share of net profit/loss of investments accounted for using the equity method, further adjusted to exclude items such as non-recurring expenses, share-based compensations and other non-operational items. The most directly comparable IFRS measure is profit for the year.

AIR believes that Adjusted EBITDA is a useful measure as it allows investors and management to evaluate AIR's operating performance on a consistent basis, excluding the impact of non-operational, non-cash, or one-time items that may obscure underlying trends. It facilitates comparison across periods and with peer companies, regardless of differences in capital structure, tax jurisdictions, or accounting policies. In addition, AIR's management uses Adjusted EBITDA to evaluate operating performance and to inform budgeting and forecasting.

Adjusted EBITDA is not a presentation made in accordance with IFRS, and AIR's use of the term Adjusted EBITDA may vary from others in its industry. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to AIR, many of which present related performance measures when reporting their results. Adjusted EBITDA is used by different companies for differing purposes and is often calculated in different ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA as reported by AIR to Adjusted EBITDA as reported by other companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of AIR's results as reported under IFRS. Some of these limitations include that Adjusted EBITDA does not reflect cash expenditures or future requirements for capital investments or contractual commitments; does not reflect changes in, or cash requirements for, working capital needs; does not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments on debt; does not reflect any cash income taxes that AIR may be required to pay; and although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements that would be required to make such replacements. In addition, other companies in AIR's industry may calculate this measure differently, limiting its usefulness as a comparative measure, and the adjustments made in calculating Adjusted EBITDA are those that management considers to be not representative of AIR's core operations and, therefore, are subjective in nature.

The following table presents a reconciliation of profit for the year to Adjusted EBITDA for the years ended December 31, 2025 and 2024:

	For the year ended December 31,
	2025	2024
	($ thousands, except percentages)
Profit for the year	46,804	34,086
Add / (subtract)
Taxation	6,032	22,924
Share of net loss of investments accounted for using the equity method	618	—
Finance costs	36,265	38,333
Finance income	(6,568)	(4,315)
Depreciation – property, plant and equipment	5,242	5,015
Depreciation – right-of-use assets	3,299	3,386
Amortization	11,527	9,247
Share based compensations (i)	10,059	6,344
Corporate restructuring (ii)	1,051	6,305
Significant provisions, write offs and associated legal costs (iii)	10,634	3,372
Impairment losses on intangible assets (iv)	—	881
Expenses of discontinued entities (v)	—	633
Inventory charge driven by exceptional regulatory change (vi)	—	1,305
Public company readiness cost (vii)	14,339	1,624
Extra-ordinary supply chain costs (viii)	—	408

	For the year ended December 31,
	2025	2024
	($ thousands, except percentages)
Adjusted EBITDA	139,302	129,548
Revenue	399,737	376,638
Profit for the year divided by revenue	11.7%	9.1%
Adjusted EBITDA Margin	34.8%	34.4%

___________________________

i.
During the period, AIR and its subsidiaries (together referred to as the “Group”) recognized share-based expenses mainly in relation to the Milestone Incentive Plan (“Milestone”), and the Retention Award, both being equity-settled share-based compensation arrangements established for senior executives in connection with a listing event and the period following.
ii.
AIR continued its comprehensive program of corporate restructuring initiatives across key markets, including KSA, the UAE, and the USA. These actions include restructuring key operating units, realigning reporting lines, simplifying the organizational structure, and strengthening the overall control environment.
iii.
Current year amounts include costs relating to provision of old stock no longer relevant to the Group, plus provision for future destruction of devices following a strategic decision on product direction. In the year ended December 31, 2024 these included a one-time write-off in the UAE relating to historical input VAT that was deemed non-recoverable. This also includes a write-off of dividend receivable from a subsidiary in the year ended December 31, 2024.
iv.
The Group recorded an impairment of brand which was discontinued during the year ended December 31, 2024.
v.
In the year ended December 31, 2024, one-off costs arising from the expenses from operations of certain entities in Jordan, Turkey, and the United States that were divested.
vi.
In the year ended December 31, 2024, regulatory changes during the period resulted in certain inventory items becoming unusable and were written down accordingly.
vii.
Non-recurring costs (albeit across multiple periods) directly related to public company readiness activities.
viii.
One-off logistics and transportation costs in the year ended December 31, 2024 arising from temporary supply chain adjustments driven by the shift from Jeddah port to Dammam port in response to deteriorating geopolitical situation.

Contacts

Investor and Media Relations

ICR
AIRglobal@icrinc.com